

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.



शेयर आणि ... भाग
मध्यवर्ती क
स्टेट बँक भ
मादाम कामा
मुंबई 400 0

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B / दिनांक / Date : SUPPL

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

CO/S&B/PCR/2006/ 1641 June 3, 2006


SEC MAIL
RECEIVED
PROCESSING
SECTION
WASH. D.C.
152
JUN 09 2006

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
CHANGE IN DIRECTORS

We enclose for your information a copy of our letter No.CO/S&B/PCR/2006/1630 dated 3rd June 2006 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

PROCESSED
JUN 12 2006
THOMSON
FINANCIAL

dlw 6/12

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.



भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

FILE NO. 82.4524

क्रमांक / No. : CO / S & B /

दिनांक / Date :

CO/S&B/PCR/2006/ 1630 Dt: 03-06-2006

Dear Sir,

LISTING AGREEMENT : CHANGE IN DIRECTORS
CLAUSE No.30

In terms of Clause 30A of the Listing Agreement, we advise that consequent upon his superannuation, Shri. A.K. Purwar, relinquished the post of Chairman of the Bank on the 31st May 2006. The Government of India have decided that Shri. T.S. Bhattacharya, Managing Director will coordinate the day to day affairs of the Bank with effect from 1st June 2006, and until further orders.

2. Kindly acknowledge receipt.

Yours faithfully,





GENERAL MANAGER
(Shares & Bonds)

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.